UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

81941Q203[1]
(CUSIP Number)

December 27, 2007
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  This CUSIP number applies to the Issuer's American Depositary Shares, each of which represents two ordinary shares.

CUSIP No. 81941Q203	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HSBC International Trustee Limited, as trustee of The C&T Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,938,212
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,938,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[2]
12	TYPE OF REPORTING PERSON CO

2  Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007.  The Issuer filed the proxy statement as an exhibit to its report on Form 6-K for the month of November 2007 filed with the Secuties and Exchange Commission on November 26, 2007.

CUSIP No. 81941Q203	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Silver Rose Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,938,212
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,938,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[3]
12	TYPE OF REPORTING PERSON CO

3  Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007.  The Issuer filed the proxy statement as an exhibit to its report on Form 6-K for the month of November 2007 filed with the Securities and Exchange Commission on November 26, 2007.

CUSIP No. 81941Q203	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lion International Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,938,212
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,938,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[4]
12	TYPE OF REPORTING PERSON CO

4   Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007.  The Issuer filed the proxy statement as an exhibit to its report on Form 6-K for the month of November 2007 filed with the Securities and Exchange Commission on November 26, 2007.

CUSIP No. 81941Q203	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crystal Day Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,938,212
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,938,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[5]
12	TYPE OF REPORTING PERSON CO

5  Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007.  The Issuer filed the proxy statement as an exhibit to its report on Form 6-K for the month of November 2007 filed with the Securities and Exchange Commission on November 26, 2007.

Item 1.

(a)	Name of Issuer.

Shanda Interactive Entertainment Limited

(b)	Address of Issuer’s Principal Executive Offices.

No. 1 Office Building

No. 690 Bilbo Road

Pudong New Area

Shanghai 201203

People’s Republic of China

Item 2.

(a)	Name of Person Filing.

This statement is being jointly filed by HSBC International Trustee Limited (“HKIT”), as trustee of The C&T Trust (a Cayman Islands discretionary trust) (the “Trust”), Silver Rose Investment Limited, a wholly-owned subsidiary of the Trust (“Silver Rose”), Lion International Management Limited, a wholly-owned subsidiary of HKIT and the sole director of Silver Rose (“Lion International”) and Crystal Day Holdings Limited, a wholly-owned subsidiary of Silver Rose (“Crystal Day” and together with HKIT, Silver Rose and Lion International, the “Reporting Persons”). The securities whose beneficial ownership is reporter on herein are held directly by Crystal Day. Silver Rose is the sole director of Crystal Day.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)	Address of Principal Business Office or, if none, Residence.

For HKIT:

HSBC International Trustee Limited, New Zealand Branch

PO Box 6486, Wellesley Street

Level 9, HSBC House, 1 Queen Street

Auckland, 1010

New Zealand

CUSIP No. 81941Q203	13G	Page 6 of 12

For Silver Rose:

Level 13

1 Queen’s Road Central

Hong Kong

For Lion International:

Level 13

1 Queen’s Road Central

Hong Kong

For Crystal Day:

c/o King Secretaries Limited

Room 3503, 35th Floor

Two International Finance Centre

8 Finance Street, Central

Hong Kong

(c)	Citizenship.

HKIT is incorporated in the British Virgin Islands.

Silver Rose is incorporated in the British Virgin Islands.

Lion International is incorporated in the British Virgin Islands.

Crystal Day is incorporated in Hong Kong.

(d)	Title of Class of Securities.

Ordinary shares, par value $0.01 per share.

(e)	CUSIP Number.

81941Q203 (which CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two ordinary shares).

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

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(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 11,938,212 (of which 15,800 are in the form of American Depositary Shares, each representing two ordinary shares).
(b)

Percent of Class: 8.3% (based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007. The Issuer filed the proxy statement as an exhibit to its report on Form 6-K for the month of November 2007 filed with the Securities and Exchange Commission on November 26, 2007.)

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: None.
(ii)	shared power to vote or to direct the vote: 11,938,212.
(iii)	sole power to dispose or to direct the disposition of: None.
(iv)	shared power to dispose or to direct the disposition of: 11,938,212.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 81941Q203	13G	Page 8 of 12

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 81941Q203	13G	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2008	HSBC INTERNATIONAL TRUSTEE LIMITED, as Trustee of the C&T Trust (a Cayman Islands discretionary trust)

By: /s/Selwyn Au-Yeung
Selwyn Au-Yeung
Authorized Signatory

By: /s/Andrew T. Chan
Andrew T. Chan
Authorized Signatory

FOR AND ON BEHALF OF SILVER ROSE INVESTMENT LIMITED

By: /s/Selwyn Au-Yeung
Selwyn Au-Yeung
Authorized Signatory

By: /s/Andrew T Chan
Andrew T Chan
Authorized Signatory

LION INTERNATIONAL MANAGEMENT LIMITED

By: /s/Taki Anaru
Taki Anaru
Authorized Signatory

By: /s/Brent York
Brent York
Authorized Signatory

FOR AND ON BEHALF OF CRYSTAL DAY HOLDINGS LIMITED

By: /s/Selwyn Au-Yeung
Selwyn Au-Yeung
Authorized Signatory

By: /s/Andrew T Chan
Andrew T Chan
Authorized Signatory